# SEC Schedule 13D/A (Amendment No. 58) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EchoStar Corporation, CIK 0001415404
CUSIP: 278768106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 9601 S. Meridian Blvd., Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 05/13/2025
Amends the filing with accession number 0001035704-08-000013
Filed by CIK 0000904548
Persons authorized to receive notices and communications: Dean A. Manson, CLO, 9601 S. Meridian Blvd., Englewood, Colorado (CO), 80112, 303-723-1000

## Reporting persons
- Charles W. Ergen (CIK 0000904548): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,612,173; shared voting power 134,198,779; sole dispositive power 14,612,173; shared dispositive power 134,198,779; aggregate amount beneficially owned 148,810,952 (51.5% of the class)
  Comment: (1) All share amounts include shares of Class A Common Stock, $0.001 par value per share ('Class A Common Stock') and Class B Common Stock, $0.001 par value per share ('Class B Common Stock') of EchoStar Corporation ('EchoStar'). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Sole Voting Power and Sole Dispositive Power totals consist of: (i) 11,272,090 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 11,367 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation ('DISH Network') 401(k) Employee Savings Plan (the 'DISH Network 401(k) Plan'); (iii) 279,883 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 1,497,478 shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof; and (v) 1,551,355 shares of Class A Common Stock held by CONX Corp. ('CONX') and beneficially owned indirectly by Mr. Ergen through nXgen Opportunities, LLC ('nXgen'), which controls CONX.
  
  (3) Shared Voting Power and Shared Dispositive Power totals consist of: (i) 213 shares of Class A Common Stock beneficially owned directly by Mr. Ergen's spouse, Cantey M. Ergen; (ii) 1,276 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 11,566 shares of Class A Common Stock beneficially owned by one of Mr. Ergen's children; (iv) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, LLC ('Telluray Holdings'), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vi) 6,927,672 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2023 SATS GRAT (the '2023 June GRAT'); (vii) 15,104,784 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2023 DISH GRAT (the '2023 June DISH GRAT'); (viii) 19,038,378 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2023 SATS GRAT (the '2023 December GRAT'); (ix) 3,306,885 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2024 SATS GRAT (the '2024 May GRAT'); (x) 26,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year July 2024 SATS GRAT (the '2024 July GRAT'); and (xi) 25,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2025 SATS GRAT (the "2025 May GRAT").
  
  (4) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 9, 2025. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.5 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 9, 2025). Pursuant to the Amended and Restated Support Agreement dated as of October 2, 2023 (the 'Amended Support Agreement', see Exhibit F), Mr. Ergen and certain other Reporting Persons have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH. As a result, Mr. Ergen's effective total voting power in such circumstances as of May 9, 2025 is approximately 89.6 percent.
- Cantey M. Ergen (CIK 0001138538): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 133,431,032; shared voting power 13,892,704; sole dispositive power 95,889,470; shared dispositive power 51,434,266; aggregate amount beneficially owned 147,323,736 (51.3% of the class)
  Comment: (1) All share amounts include shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Sole Voting Power shares consist of: (i) 213 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 1,276 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 10,262 shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof; (iv) 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (v) 6,927,672 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June GRAT; (vi) 15,104,784 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June DISH GRAT; (vii) 19,038,378 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 December GRAT; (viii) 3,306,885 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 May GRAT; (ix) 26,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 July GRAT; and (x) 25,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2025 May GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT and the 2025 May GRAT independently and, with respect to the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT and the 2025 May GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.
  
  (3) Shared Voting Power shares consist of: (i) 11,272,090 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen's spouse, Mr. Ergen; (ii) 11,367 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 279,883 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 11,566 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen's children; (v) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 1,551,355 shares of Class A Common Stock held by CONX and beneficially owned indirectly by Mr. Ergen through nXgen, which controls CONX.
  
  (4) Sole Dispositive Power shares consist of: (i) 213 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 1,276 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 10,262 shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof; (iv) 6,927,672 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June GRAT; (v) 15,104,784 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June DISH GRAT; (vi) 19,038,378 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 December GRAT; (vii) 3,306,885 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 May GRAT; (viii) 26,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2024 July GRAT; and (ix) 25,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2025 May GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT and the 2025 May GRAT independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.
  
  (5) Shared Dispositive Power shares consist of: (i) 11,272,090 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen's spouse, Mr. Ergen; (ii) 11,367 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 279,883 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 11,566 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen's children; (v) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (vi) 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; and (vii) 1,551,355 shares of Class A Common Stock held by CONX and beneficially owned indirectly by Mr. Ergen through nXgen, which controls CONX.
  
  (6) Percent of Class Represented is based on 156,042,508 of Class A Common Stock outstanding on May 9, 2025 and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mrs. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, May 9, 2025. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 90.5 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mrs. Ergen that are either exercisable as of, or may become exercisable within 60 days after, May 9, 2025). Pursuant to the Amended Support Agreement (see Exhibit F), Mrs. Ergen and certain other Reporting Persons have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH. As a result, Mrs. Ergen's effective total voting power in such circumstances as of May 9, 2025 is approximately 89.5 percent.
- Ergen Two-Year June 2023 SATS GRAT (CIK 0001983261): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,927,672; shared voting power 0; sole dispositive power 6,927,672; shared dispositive power 0; aggregate amount beneficially owned 6,927,672 (4.3% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 June GRAT may be deemed to beneficially own would be approximately 2.4 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 June GRAT beneficially owns equity securities of EchoStar representing approximately 4.7 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year June 2023 DISH GRAT (CIK 0001983723): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,104,784; shared voting power 0; sole dispositive power 15,104,784; shared dispositive power 0; aggregate amount beneficially owned 15,104,784 (8.8% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 June DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 June DISH GRAT may be deemed to beneficially own would be approximately 5.3 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 June DISH GRAT beneficially owns equity securities of EchoStar representing approximately 10.3 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year December 2023 SATS GRAT (CIK 0002006151): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,038,378; shared voting power 0; sole dispositive power 19,038,378; shared dispositive power 0; aggregate amount beneficially owned 19,038,378 (10.9% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 December GRAT may be deemed to beneficially own would be approximately 6.6 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 December GRAT beneficially owns equity securities of EchoStar representing approximately 13.0 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year May 2024 SATS GRAT: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,306,885; shared voting power 0; sole dispositive power 3,306,885; shared dispositive power 0; aggregate amount beneficially owned 3,306,885 (2.1% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2024 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2024 May GRAT may be deemed to beneficially own would be approximately 1.2 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2024 May GRAT beneficially owns equity securities of EchoStar representing approximately 2.3 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year July 2024 SATS GRAT (CIK 0002030396): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,500,000; shared voting power 0; sole dispositive power 26,500,000; shared dispositive power 0; aggregate amount beneficially owned 26,500,000 (14.5% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2024 July GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2024 July GRAT may be deemed to beneficially own would be approximately 9.2 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2024 July GRAT beneficially owns equity securities of EchoStar representing approximately 18.0 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Ergen Two-Year May 2025 SATS GRAT: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 25,000,000; shared voting power 0; sole dispositive power 25,000,000; shared dispositive power 0; aggregate amount beneficially owned 25,000,000 (13.8% of the class)
  Comment: (1) All share amounts include shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2025 May GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2025 May GRAT may be deemed to beneficially own would be approximately 8.7 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2025 May GRAT beneficially owns equity securities of EchoStar representing approximately 17.0 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).
- Telluray Holdings, LLC (CIK 0001747721): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,541,562; shared voting power 0; sole dispositive power 37,541,562; shared dispositive power 0; aggregate amount beneficially owned 37,541,562 (19.6% of the class)
  Comment: (1) All share amounts include shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Totals consist of: (i) 2,350,696 shares of Class A Common Stock; and (ii) 35,190,866 shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.
  
  (2) Percent of Class Represented is based on 156,042,508 shares of Class A Common Stock outstanding on May 9, 2025 and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 13.1 percent. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 24.1 percent of the voting power of EchoStar (assuming no conversion of any Class B Common Stock). Pursuant to the Amended Support Agreement dated as of October 2, 2023 (see Exhibit F), Telluray Holdings and certain other Reporting Persons have agreed not to vote, or cause or direct to be voted, the Class A Common Stock beneficially owned by them, other than with respect to any matter presented to the holders of Class A Common Stock on which holders of Class B Common Stock are not entitled to vote, for three years following the closing of the merger between EchoStar and DISH. As a result, Telluray Holdings' effective total voting power in such circumstances as of May 9, 2025 is approximately 24.0 percent.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: EchoStar Corporation
Address of issuer's principal executive offices: 9601 S. Meridian Blvd., Englewood, Colorado (CO), 80112

## Item 2. Identity and Background
Name of person filing:
Items 2(a)-(f) are amended and restated as follows:
Charles W. Ergen
Cantey M. Ergen
2023 June GRAT
2023 June DISH GRAT
2023 December GRAT
2024 May GRAT
2024 July GRAT
2025 May GRAT
Telluray Holdings
Residence or business address:
The principal address for all Reporting Persons except Telluray Holdings, LLC is 9601 S. Meridian Blvd., Englewood, Colorado 80112.

The principal address for Telluray Holdings is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001.
Present principal occupation or employment:
Mr. Ergen's principal occupation is Chairman of EchoStar.

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of EchoStar.

All of the GRATs listed in 2(a) were formed under the laws of the State of Colorado and their principal business is to hold a portion of the assets and estate of Mr. Ergen.

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons in 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons listed in 2(a) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The 2025 May GRAT acquired beneficial ownership of 25,000,000 shares of Class B Common Stock when Mr. Ergen contributed such shares of Class B Common Stock to the 2025 May GRAT on May 13, 2025. Mr. Ergen established the 2025 May GRAT for estate planning purposes. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one for one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds borrowed by the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

As described in Item 3 above, Mr. Ergen contributed 25,000,000 shares of Class B Common Stock to the 2025 May GRAT on May 13, 2025. Mr. Ergen established the 2025 May GRAT for estate planning purposes. Under the trust agreement establishing the 2025 May GRAT, Mr. Ergen's spouse, Cantey M. Ergen, serves as trustee of the 2025 May GRAT and holds sole voting and dispositive power over the 25,000,000 shares of Class B Common Stock held by the 2025 May GRAT, except as set forth in Item 6. Mr. Ergen receives an annual annuity amount from the 2025 May GRAT under the trust agreement governing the 2025 May GRAT. Members of Mr. and Mrs. Ergen's family are the beneficiaries of the 2025 May GRAT. The 2025 May GRAT is scheduled to expire on May 13, 2027.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) are hereby amended and supplemented as follows:

This filing is for the cumulative share holdings of an affiliated group as of the close of business on May 13, 2025. See Items 11 and 13 of the cover pages to this Amendment No. 58 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons' beneficial ownership of shares of Class A Common Stock excludes 313,649 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest. Mr. Ergen disclaims beneficial ownership of the 1,551,355 shares of Class A Common Stock held by CONX, except to the extent of his pecuniary interest.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of the cover pages to this Amendment No. 58 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than: (i) as described herein; and (ii) as reflected in Amendment 57 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen, the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT, the 2025 May GRAT or Telluray Holdings is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT and the 2025 May GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT or the 2025 May GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT and the 2025 May GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT and the 2025 May GRAT, respectively.

A 'Change of Control Event' will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50 percent) of the total equity interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50 percent) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests such that he owns beneficially less than 50 percent of the total equity interests that he owned beneficially immediately following the grant of shares to the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT, the 2024 May GRAT, the 2024 July GRAT or the 2025 May GRAT, as applicable.

For purposes of the definition of 'Change of Control Event'

'Continuing Director' means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

'Equity Interest' means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

'Related Party' means, (a) Charles W. Ergen's spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80 percent) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen's shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Agreement of Joint Filing.

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person's Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person's Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person's Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year June 2023 SATS GRAT (incorporated by reference from Exhibit H to the reporting person's Schedule 13D dated June 23, 2023 and filed with the Securities and Exchange Commission on June 26, 2023)

Exhibit F: Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-33807))

Exhibit G: Power of Attorney for Two-Year December 2023 SATS GRAT (incorporated by reference from Exhibit K to the reporting person's Schedule 13D dated December 22, 2023 and filed with the Securities and Exchange Commission on December 27, 2023)

Exhibit H: Registration Rights Agreement, dated as of December 31, 2023, among EchoStar Corporation, Charles W. Ergen, Cantey M. Ergen and other signatories thereto (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated December 31, 2023 and filed with the Securities and Exchange Commission on January 2, 2024 (File No. 001-33807))

Exhibit I: Power of Attorney for Two-Year June 2023 DISH GRAT (incorporated by reference from Exhibit M to the Reporting Person's Schedule 13D dated April 1, 2024 and filed with the Securities and Exchange Commission on April 2, 2024)

Exhibit J: Power of Attorney for Two-Year May 2024 SATS GRAT (incorporated by reference from Exhibit M to the Reporting Person's Schedule 13D dated May 13, 2024 and filed with the Securities and Exchange Commission on May 15, 2024)

Exhibit K: Power of Attorney for Two-Year July 2024 SATS GRAT (incorporated by reference from Exhibit M to the Reporting Person's Schedule 13D dated July 10, 2024 and filed with the Securities and Exchange Commission on July 12, 2024)

Exhibit L: Power of Attorney for Two-Year May 2025 SATS GRAT

## Signatures
- Charles W. Ergen: /s/ Robert J. Hooke, Charles W. Ergen by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Cantey M. Ergen: /s/ Robert J. Hooke, Cantey M. Ergen by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Ergen Two-Year June 2023 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Ergen Two-Year June 2023 DISH GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Ergen Two-Year December 2023 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Ergen Two-Year May 2024 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Ergen Two-Year July 2024 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Ergen Two-Year May 2025 SATS GRAT: /s/ Robert J. Hooke, Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact (05/15/2025)
- Telluray Holdings, LLC: /s/ Robert J. Hooke, Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact (05/15/2025)